ESSENTIAL TELECOMMUNICATIONS, INC.
                            1525 Merrimac Circle
                                 Suite 104
                            Fort Worth, Texas 76107
                             ---------------------

                               August 20, 2013


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

                                    Re: Essential Telecommunicaitons, Inc.
					(Formerly Beachgate Acquisition
						Corporation)
					Amendments Nos. 3 and 4 to registration
					statement on Form 10
					Filed March 21, and 25, 2013
					File No. 0-54825


To the Securities and Exchange Commission:

     Essential Telecommunications, Inc. (the "Company") has filed its Form 10 and amendments thereto and in regard to such filing acknowledges that:

     The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     The comments of the Staff of the Securities and Exchange Commission or changes to the disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing; and

     The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                Sincerely,
                                ESSENTIAL TELECOMMUNICATIONS, INC.


                                By: David F. Martin
                                    Chief Executive Officer